CHEVY CHASE PREFERRED CAPITAL CORPORATION

7501 Wisconsin Avenue

Bethesda, MD 20814

September 8, 2008

Cicely LaMothe

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Chevy Chase Preferred Capital Corporation
File No. 001-12477
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Dear Ms. LaMothe:

I am writing in response to your letter dated August 22, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on Chevy Chase Preferred Capital Corporation’s (the “Company” or “we”) Form 10-K for the Fiscal Year Ended December 31, 2007 and Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008. We appreciate and have carefully considered the Staff’s comments on the Forms 10-K and 10-Q, and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Cover Page

1.

We note that you have checked the box indicating your status as a “non-accelerated filer.” Please tell us why you should not be considered a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act. We note that there is no public float for your common stock and that your revenues in 2007 were less than $50 million. Please note that a company that qualifies as a smaller reporting company is required to check the appropriate box on its filings. See Release No. 33-8876 (Dec. 19, 2007), Section III.F.3.

The Company notes that the introductory paragraph of the definition of “smaller reporting company” in Rule 12b-2 of the Exchange Act states, in relevant part, that “the term smaller reporting company means an issuer that is not...a majority-owned subsidiary of a parent company that is not a smaller reporting company...” All of the Company’s common stock is owned by Chevy Chase Bank, F.S.B. (the “Bank”), a federally chartered and federally insured stock savings bank that files its Exchange Act reports with the Office of Thrift Supervision.

The Bank’s common stock is owned by the B.F. Saul Real Estate Investment Trust and two related entities, and there is no public market for the Bank’s common stock. Accordingly, the Bank’s public float as calculated under paragraph (1) of the definition is zero. However, paragraph (3) of the definition of “smaller reporting company” provides that if an issuer has a public float of zero, it must also have revenues of $50 million or less in its most recently completed fiscal year. The Bank had nearly $1.2 billion in revenues in its fiscal year ended September 30, 2007. As a result, the Bank is not a “smaller reporting company,” and the Company, as a majority-owned subsidiary of the Bank, does not meet the definition either.

Dividend Policy, page 5

2.

Please revise future filings to discuss how you will fund distributions required under the REIT rules in the event that your available cash is less than 90% of your REIT taxable income. Indicate whether you could borrow, sell securities, or sell assets in order to raise the funds needed to pay the required distributions.

The Company notes that the discussion of Capital and Leverage Policies on page 6 includes options available to the Company to raise funds, if needed. In future filings, we will include in the Dividend Policy section either a similar discussion or a cross-reference to the Capital and Leverage Policies discussion.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Rate Risk, page 21

3.

Refer to the table of expected maturity/repricing date. Please tell us whether the information in the table assumes any defaults on your existing loans. If not, please explain why, considering the risks associated with short-term adjustable rate mortgages. Similarly, please tell us whether the anticipated annual interest income referenced in the second paragraph under this heading includes any assumed rate of default.

The information included in Expected Maturity / Repricing Table on page 21 does not take into account possible defaults because it is based on the contractual terms of the underlying loans and is designed to tie to the balances provided for various loan categories in Note 3—Residential Mortgage Loans on page F-10 of the Notes to Financial Statements. The Company will consider adding appropriate disclosure concerning exclusion of default assumptions to the introductory text to the chart in future filings.

In the Form 10-K for December 31, 2007, the amount of anticipated annual interest income used to compute the dividend coverage ratio that is disclosed on page 20 includes contractual interest income on all loans, including loans that are delinquent as of the balance sheet date. Beginning with the Form 10-Q for March 31, 2008, management revised this calculation and the amount of anticipated annual interest income used to compute the dividend coverage ratio no longer includes interest income from loans that were delinquent as of the balance sheet date. Other than assuming that no future interest payments will be received on existing delinquent loans, the dividend ratio coverage calculation does not incorporate any assumptions concerning future rates of default. The Company will consider adding appropriate disclosure along these lines in future filings.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Real Estate Acquired in Settlement of Loans, page F-7

4.

Given that you report net proceeds from sale of real estate on your Statement of Cash Flows, please clarify whether you plan to hold the real estate acquired in settlement of loans in your portfolio or whether you plan to sell the properties. In the event that you plan to sell the properties, please tell us what consideration you gave to disclosing the required information per SFAS 144.

The Company plans to sell all real estate acquired in settlement of loans (“REO”). As of December 31, 2007, REO totaled $656,948 (or 0.21% of total assets) and was comprised of four single-family properties. All such properties were listed for sale and were expected to be sold within 12 months and, as such, were classified at December 31, 2007 as held for sale. The information required by SFAS 144 was not disclosed as the amount of REO was not considered to be material to the financial condition of the Company.

Income Taxes, page F-8

5.	Please tell us what consideration you gave to disclosing the tax status of distributions per unit as required by Rule 3-15(c) of Regulation S-X.

For 2007, all dividends paid represented ordinary income. The Company will disclose the tax status of distributions in future filings.

Schedule IV

6.

Please tell us what consideration you gave to include Schedule IV which provides the information regarding Mortgage Loans on Real Estate outlined in Rule 12-29 of Regulation S-X as required by SAB Topic 7.

The Company believes it has disclosed most of the information required by Schedule IV, which provides information regarding mortgage loans on real estate outlined in Rule 12-29 of Regulation S-X, elsewhere throughout the Form 10-K. For example, on pages 1 through 3, we have disclosed the various types of assets in the Company’s portfolio, the face and carrying amount of those assets, the lien position, the yield on those assets, the mechanics by which the interest rates will change, if applicable, the changes in the portfolio during the year, and the periodic payment terms. Delinquencies are discussed on pages 19 and 20. We note that none of the Company’s mortgage loans represents three percent or more of the total portfolio. The Company believes that some of the aspects of its mortgage loan portfolio, such as payment terms, are better disclosed in narrative form than the tabular disclosure illustrated by Schedule IV. In future filings, the Company will add disclosure regarding the number of loans, their average balances, their range of balances and their final maturity.

Certifications

7.

We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include omission of introductory language referring to internal control over financial reporting in paragraph 4 and replacing the phrase “most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report)” with “fourth fiscal quarter” in paragraph 4(d). Please amend your annual report to file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Please note that you may file an abbreviated amendment that consists of cover page, explanatory note, signature page and the certification.

The Company will file corrected certifications.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2008

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Residential Mortgage Loans, page 8

8.

We note on page 8, that the number of delinquent and non-accrual loans in your portfolio have increased from December 31, 2007. Given this increase, tell us what consideration was given to including expanded disclosures to specifically discuss the other factors, besides a delinquency over 90 days, that are considered when determining that full payment of principal and interest is unlikely.

In addition to delinquency, other factors which could result in the placement of a loan into non-accrual status include bankruptcy or notification by borrowers of their inability to repay entire amount of principal and interest. Generally, in the Company’s experience, bankruptcy filings and/or notification from borrowers of their inability to pay occur after a loan has become 90 days delinquent. At the relevant dates, all of the Company’s non-accrual assets were delinquent more than 90 days and the other factors were not relied on, making specific disclosure of the other factors unnecessary in the Company’s view. However, the Company will add disclosure referencing these other factors in future filings.

Certifications

9.

We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include omission of introductory language referring to internal control over financial reporting in paragraph 4, omission of paragraph 4(b) and deleting the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). Please amend your quarterly reports as of March 31, 2008 and June 30, 2008 to file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Please note that you may file an abbreviated amendment that consists of cover page, explanatory note, signature page and the certification.

The Company will file corrected certifications.

*******************

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (240) 497-7335 if you have any questions or require additional information.

Sincerely,

/s/ STEPHEN R. HALPIN, JR.

Stephen R. Halpin, Jr.

Director, Executive Vice President

and Chief Financial Officer